Platinum Group Metals Ltd.

Interim Condensed Consolidated Financial Statements

(Unaudited - expressed in thousands of United States Dollars unless otherwise noted)

For the six-month period ended February 28, 2026

Filed: April 10, 2026

PLATINUM GROUP METALS LTD. Unaudited Interim Condensed Consolidated Statements of Financial Position (in thousands of United States Dollars)

	February 28, 2026	August 31, 2025
ASSETS

Current
Cash and cash equivalents	$40,886	$417
Short-term investments	3,793	11,288
Amounts receivable	127	77
Prepaid expenses	211	273
Total current assets	45,017	12,055

Performance bonds and other assets	498	409
Mineral properties (Note 3)	55,487	49,223
Property, equipment and other	385	412
Total assets	$101,387	$62,099

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 5)	$1,683	$784
Total current liabilities	1,683	784

Asset retirement obligation	87	78
Share based liabilities (Note 6)	2,868	1,584
Lease liability	173	202
Total liabilities	$4,811	$2,648

SHAREHOLDERS' EQUITY
Share capital (Note 6)	$989,503	$953,564
Contributed surplus	33,844	34,581
Accumulated other comprehensive loss	(161,848)	(167,492)
Deficit	(789,266)	(785,068)
Total shareholders' equity attributable to
shareholders of Platinum Group Metals Ltd.	$72,233	$35,585

Non-controlling interest	24,343	23,866
Total shareholders' equity	$96,576	$59,451
Total liabilities and shareholders' equity	$101,387	$62,099

Lion Battery Technologies Inc (Note 4)

Contingencies and Commitments (Note 8)

Approved by the Board of Directors and authorized for issue on April 10, 2026

/s/ Stuart Harshaw	/s/ Diana Walters
Stuart Harshaw, Director	Diana Walters, Director

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.
2

PLATINUM GROUP METALS LTD. Unaudited Consolidated Statements of Loss and Comprehensive Loss (in thousands of United States Dollars except share and per share data)

	Three months ended		Six months ended
	February 28, 2026	February 28, 2025	February 28, 2026	February 28, 2025

Expenses
General and administrative	$1,096	$760	$2,179	$2,000
Foreign exchange loss (gain)	656	(50)	427	(150)
Share of joint venture expenditures - Lion Battery (Note 4)	-	-	50	40
Stock based compensation expense	577	(263)	1,710	452
	$2,329	$447	$4,366	$2,342

Other Income
Other income	(335)	(36)	(531)	(96)
Loss for the period	$1,994	$411	$3,835	$2,246

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	(4,347)	1,436	(5,630)	2,276

Comprehensive (gain) loss for the period	$(2,353)	$1,847	$(1,795)	$4,522

Net loss attributable to:
Shareholders of Platinum Group Metals Ltd.	1,994	411	3,835	2,246
	$1,994	$411	$3,835	$2,246

Comprehensive loss attributable to:
Shareholders of Platinum Group Metals Ltd.	(2,353)	1,847	(1,795)	4,522
	$(2,353)	$1,847	$(1,795)	$4,522

Basic and diluted loss per common share	$0.02	$0.00	$0.03	$0.02

Weighted average number of common shares outstanding:
Basic and diluted	123,670,772	102,899,954	119,525,939	102,734,548

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.
3

PLATINUM GROUP METALS LTD. Unaudited Consolidated Statements of Changes in Equity (in thousands of United States Dollars, except # of Common Shares)

	# of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Deficit	Attributable to Shareholders of the Parent Company	Non- Controlling Interest	Total
Balance, August 31, 2024	102,480,148	$939,787	$34,651	$(167,690)	$(780,002)	$26,746	$23,004	$49,750
Stock based compensation	-	-	492	-	-	492	-	492
Restricted share units redeemed	33,368	62	(105)	-	-	(43)	-	(43)
Share options exercised	219,398	725	(635)	-	-	90	-	90
Share issuance - financing	842,561	1,137	-	-	-	1,137	-	1,137
Share issuance costs	-	(874)	-	-	-	(874)	-	(874)
Contributions of Waterberg JV Co.	-	-	-	-	(126)	(126)	484	358
Currency translation adjustment	-	-	-	(2,276)	-	(2,276)	-	(2,276)
Net loss for the period	-	-	-	-	(2,246)	(2,246)	-	(2,246)
Balance, February 28, 2025	103,575,475	$940,837	$34,403	$(169,966)	$(782,374)	$22,900	$23,488	$46,388
Stock based compensation	-	-	427	-	-	427	-	427
Restricted share units redeemed	96,705	138	(249)	-	-	(111)	-	(111)
Share issuance - financing	8,898,933	13,049	-	-	-	13,049	-	13,049
Share issuance costs	-	(460)	-	-	-	(460)	-	(460)
Dilution of non-controlling interest	-	-	-	25	(288)	(263)	(65)	(328)
Contributions of Waterberg JV Co.	-	-	-	-	(115)	(115)	443	328
Currency translation adjustment	-	-	-	2,449	-	2,449	-	2,449
Net loss for the period	-	-	-	-	(2,291)	(2,291)	-	(2,291)
Balance, August 31, 2025	112,571,113	$953,564	$34,581	$(167,492)	$(785,068)	$35,585	$23,866	$59,451
Stock based compensation	-	-	580	-	-	580	-	580
Restricted share units redeemed	138,483	4	(375)	-	-	(371)	-	(371)
Share options exercised	330,973	642	(942)	-	-	(300)	-	(300)
Share issuance - financing	13,785,310	36,822	-	-	-	36,822	-	36,822
Share issuance costs	-	(1,529)	-	-	-	(1,529)	-	(1,529)
Dilution of non-controlling interest	-	-	-	14	(228)	(214)	(50)	(264)
Contributions of Waterberg JV Co.	-	-	-	-	(135)	(135)	527	392
Currency translation adjustment	-	-	-	5,630	-	5,630	-	5,630
Net loss for the period	-	-	-	-	(3,835)	(3,835)	-	(3,835)
Balance, February 28, 2026	126,825,879	$989,503	$33,844	$(161,848)	$(789,266)	$72,233	$24,343	$96,576

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.
4

PLATINUM GROUP METALS LTD. Unaudited Interim Condensed Consolidated Statements of Cash Flows (in thousands of United States Dollars)

	For the six-month period ended
	February 28, 2026	February 28, 2025

OPERATING ACTIVITIES
Loss for the period	$(3,835)	$(2,246)

Add items not affecting cash / adjustments:
Depreciation	33	34
Unrealized foreign exchange gain	(633)	(213)
Stock based compensation expense	1,710	452
Interest from short-term investments	(211)	-
Share unit settlement	(755)	-
Share of joint venture expenditures	50	40
Directors' fees paid in deferred share units	95	90
Net change in non-cash working capital (Note 9)	68	344
	$(3,478)	$(1,499)

FINANCING ACTIVITIES
Proceeds from issuance of equity	$36,822	$1,137
Equity issuance costs	(938)	(874)
Cash received from option exercise	83	91
Costs related to RSU redemption	-	(43)
Cash received from Waterberg partners	390	-
Lease payments made	(42)	(40)
	$36,315	$271

INVESTING ACTIVITIES
Performance bonds	$(45)	$(55)
Acquisition of short-term investments	(6,100)	-
Disposal of short-term investments	13,575	-
Interest received from short-term investments	257	-
Investment in Lion	(50)	(40)
Expenditures incurred on Waterberg Project	(1,116)	(1,044)
	$6,521	$(1,139)

Net increase (decrease) in cash	39,358	(2,367)
Effect of foreign exchange on cash	1,111	86
Cash, beginning of period	417	3,701

Cash, end of period	$40,886	$1,420

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.
5

PLATINUM GROUP METALS LTD.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended February 28, 2026
(in thousands of United States Dollars unless otherwise specified except share and per share data)

1. NATURE OF OPERATIONS AND LIQUIDITY RISK

Platinum Group Metals Ltd. (the "Company") is a British Columbia, Canada company formed by amalgamation on February 18, 2002. The Company's shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE American, LLC ("NYSE American") in the United States of America.  The Company is a development stage company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa.  Key metals of economic interest on the Company's mineral properties include platinum, palladium, rhodium, gold, copper, and nickel.

The Company's head office and principal place of business is located at Suite 838-1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6.  The Company's registered and records office is located at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5.

These financial statements consolidate the accounts of the Company and its subsidiaries.  Lion Battery Technologies Inc. ("Lion") is accounted for using the equity method as the Company jointly controls Lion despite owning a majority of Lion's shares.  The Company's subsidiaries and joint ventures as at February 28, 2026 are as follows:

	Principal activity	Place of incorporation and operation	Proportion of ownership interest
			February 28, 2026	August 31, 2025

Platinum Group Metals (RSA) (Pty) Ltd.	Development	South Africa	100.00%	100.00%
Mnombo Wethu Consultants (Pty) Limited	Development	South Africa	49.90%	49.90%
Waterberg JV Resources (Pty) Ltd.	Development	South Africa	37.42%	37.19%
Lion Battery Technologies Inc.	Research	Canada	52.00%	51.98%

These unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for at least the next twelve months.

At February 28, 2026 the Company had working capital of $43,334 and a cash balance of $40,886. During the six-month period ended February 28, 2026, the Company incurred a net loss of $3,835 and cash outflows from operating activities of $3,478.

During the six-month period ended February 28, 2026 the Company sold 13,785,310 shares at an average price of US$2.67 for gross proceeds of $36.8 million before directly attributable costs of $0.92 million.  The Company has sufficient cash to fund its operations, working capital requirements and capital program for more than the next 12 months.

The continued operations of the Company and the recoverability of the amounts shown for mineral properties is dependent upon the ability of the Company to obtain the necessary financing to complete the development of the Waterberg Project and bring it to future profitable production. The Company does not generate cash flow from operations to fund its activities and therefore relies principally on the issuance of securities for financing. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

2. BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICIES

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"), applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting.  The Company's material accounting policies and critical accounting estimates applied in these interim financial statements are the same as those disclosed in Note 2 of the Company's annual consolidated financial statements as at and for the year ended August 31, 2025.

6

PLATINUM GROUP METALS LTD.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended February 28, 2026
(in thousands of United States Dollars unless otherwise specified except share and per share data)

Presentation Currency

The Company's presentation currency is the USD.

Foreign Exchange Rates Used

The following exchange rates were used when preparing these consolidated financial statements:

Rand/USD

Period end rate: R15.9276 (2025 R18.5961)

Period average rate: R16.8433 (2025 R18.0870)

CAD/USD

Period end rate: $1.3642 (2025 C$1.4438)

Period average rate: $1.3852 (2025 C$1.4033)

3. MINERAL PROPERTIES

The Company's only active mineral property is the Waterberg Project, located on the Northern Limb of the Bushveld Igneous Complex, approximately 85 km north of the town of Mokopane.  To February 28, 2026, an aggregate total of $92.3 million has been funded by all parties for the development of the Waterberg Project.  Development expenditures for the Waterberg Project have been capitalized.  Until the Waterberg prospecting rights were transferred to Waterberg JV Resources Proprietary Limited ("Waterberg JV Co.") in 2017, all costs incurred by other joint venture partners were treated as cost recoveries by the Company.

Total capitalized costs for the Waterberg Project are as follows:

Balance August 31, 2024	$47,029
Additions	1,990
Foreign currency translation adjustment	204
Balance August 31, 2025	$49,223
Additions	1,158
Foreign currency translation adjustment	5,106
Balance February 28, 2026	$55,487

Waterberg - History of Acquisition

The Company acquired the prospecting rights which became the Waterberg Project by staking and a series of transactions from 2009 to 2012.

On September 21, 2017, Waterberg JV Co. acquired all Waterberg Project prospecting rights in exchange for the issue of shares to all existing Waterberg joint venture partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., Japan Organization for Metals and Energy Security (formerly Japan Oil, Gas and Metals National Corporation) ("JOGMEC") holding a 28.35% interest and Mnombo Wethu Consultants (Pty) Limited ("Mnombo"), as the Company's BEE partner, holding 26%.

On November 6, 2017, the Company, along with JOGMEC and Mnombo closed a strategic transaction to sell to Impala Platinum Holdings Ltd. ("Implats") 15% of Waterberg JV Co. for $30 million.  The Company sold Implats an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million.  Implats also acquired a right of first refusal to match concentrate offtake terms offered to Waterberg JV Co. by a bona fide third-party.  JOGMEC, or their nominee, retained a right to receive refined mineral products at the volumes produced from the Waterberg Project as well as a right to purchase or direct the sale of all or part of the project concentrate (the "Metal Rights").

7

PLATINUM GROUP METALS LTD.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended February 28, 2026
(in thousands of United States Dollars unless otherwise specified except share and per share data)

In March 2019, JOGMEC completed the sale of a 9.755% interest in Waterberg JV Co. and the Metal Rights to Hanwa Co., Ltd.

Since December, 2023, Implats has elected not to fund its pro rata share of approved Waterberg cash calls while the Company elected to cover Implats' pro rata share of approved cash calls.  As of February 28, 2026 Implats' interest in Waterberg JV Co. has diluted from 15.0% to 14.63% while the Company's direct interest in Waterberg JV Co. has increased concurrently.  During the six month period ended February 28, 2026 Implats was diluted from 14.73% to 14.63%.

Waterberg Mining Right

On January 28, 2021, the South African Department of Mineral and Petroleum Resources ("DMR") issued a letter to Waterberg JV Co. notifying the Company that a mining right (the "Waterberg Mining Right") had been granted.  The Waterberg Mining Right was notarially executed on April 13, 2021, was registered at the Mineral and Petroleum Titles Registration Office on July 6, 2021 and currently remains active.  At February 28, 2026, the Waterberg Project covered an area of 24,971 hectares consisting of the 20,482 hectare Waterberg Mining Right and one application for the incorporation of two adjacent farms covering 4,489 hectares into the Waterberg Mining Right.  One prospecting right consisting of approximately 4,190 hectares located adjacent to the north of the Waterberg Mining Right was allowed to expire during fiscal 2025 and a closure application has been filed with the DMR.

Appeals and Legal Matters

On March 7, 2024, a group claiming to be the rightful leadership of two host communities filed an application in the High Court of South Africa seeking to set aside the January 28, 2021 grant of the Waterberg Mining Right by the DMR.  Many of the applicants participated in earlier, unsuccessful appeals and court actions.  The applicants have requested condonation for the late filing of this appeal, claim informal rights to two farms overlaying a portion of the Waterberg Mining Right area, object to the grant of the Waterberg Mining Right, and object to the DMR dismissing their appeals on or about October 13, 2022.  The two farms in question are not planned to host any significant mine infrastructure.  Attorneys acting on behalf of Waterberg JV Co. filed a notice of opposition and an answering affidavit.  A notice of opposition and an answering affidavit were also filed by the State Attorneys on the Minister and DRM's behalf.  A non-profit organization, the Land and Accountability Research Centre (LARC) at the University of Cape Town, has requested to be admitted as amicus curiae in the matter, which formal court application is expected to be filed in due course.

4. LION BATTERY TECHNOLOGIES INC.

Lion was incorporated on June 17, 2019, with the objective to research new lithium battery technology utilizing the catalytic properties of platinum and palladium.  The Company received 400,000 common shares of Lion, valued at a price of $0.01 per share, as the original founder of Lion. On July 12, 2019, the Company together with an affiliate of Valterra Platinum Limited (previously Anglo American Platinum Limited) ("Valterra") entered investment, shareholder and research agreements to facilitate Lion's objectives.  The Company and Valterra have agreed to equally invest up to an aggregate of $6.73 million into Lion in order to fund research and commercialization activities (see below).  Funding into Lion by the Company and Valterra is to be exchanged for preferred shares of Lion at a price of $0.50 per share over an approximate five year period.  Valterra and the Company have funded Lion equally for an aggregate $4.79 million as of February 28, 2026.

The Company accounts for Lion using equity accounting as Lion is jointly controlled with Valterra.  Lion pays a fee of $3 per month to the Company for general and administrative services.

Research Program - Florida International University

On July 12, 2019, Lion entered into a Sponsored Research Agreement ("SRA") with Florida International University ("FIU") to fund a $3.0 million research program over approximately three years.  The SRA was subsequently amended and currently remains valid until December 31, 2026.  On July 6, 2021 Lion agreed to increase the planned amount of research funding to FIU by a further amount of $1.0 million, for a total of up to $4.0 million.  Lion has provided aggregate research funding and patent filing fees to FIU in the amount of $3.85 million as of February 28, 2026.  Additional commercialization work is currently under consideration by all parties.  Under the SRA, Lion has exclusive rights to all intellectual property being developed by FIU including patents granted.

8

PLATINUM GROUP METALS LTD.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended February 28, 2026
(in thousands of United States Dollars unless otherwise specified except share and per share data)

5. ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

As at	February 28, 2026	August 31, 2025

Trade Payables	$411	$284
Accruals and other	840	326
Waterberg partner advances	432	174
Total	$1,683	$784

6. SHARE CAPITAL

(a) Authorized

Unlimited common shares without par value.

(b) Shares Issued

On November 13, 2024, the Company filed a final short form base shelf prospectus (the "2024 Shelf Prospectus") with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission.  The 2024 Shelf Prospectus is valid for 25 months from the filing date.  On December 5, 2024, the Company filed a supplement (the "Supplement") to the 2024 Shelf Prospectus and announced an Equity Distribution Agreement (the " 2024 EDA") whereby the Company could sell its common shares from time to time until December 13, 2026, for up to $50 million in aggregate sales proceeds pursuant to an at-the-market offering (the "2025 ATM") with agents BMO Capital Markets, BMO Nesbitt Burns Inc., and Beacon Securities Limited.  The 2025 ATM was completed in full on January 23, 2026, with an aggregate of 22,726,804 shares being sold at an average price of $2.20 and total directly attributable costs of $1.25 million.

On March 10, 2026, the Company filed a supplement to the 2024 Shelf Prospectus and announced a subsequent Equity Distribution Agreement with BMO Nesbitt Burns Inc. and Beacon Securities Limited (as the Canadian Agents) and BMO Capital Markets Corp. (as the US Agent) whereby the Company could sell its Common Shares for up to $60.0 million in aggregate sales proceeds in "at the market" transactions (the "2026 ATM").  As of the date hereof, no Common Shares have been sold in connection with the 2026 ATM.

At February 28, 2026 the Company had 126,825,879 common shares outstanding.

Fiscal 2026

During the three-month period ended February 28, 2026, 9,670,296 shares were sold through the 2025 ATM at an average price of US$2.76 for gross proceeds of $26.7 million before deducting directly attributable costs of $0.67 million.  During the six-month period ended February 28, 2026, 13,785,310 shares were sold through the 2025 ATM at an average price of US$2.67 for gross proceeds of $36.8 million before deducting directly attributable costs of $0.92 million.  (For the three and six month period ended February 28, 2025 the company sold 842,561 shares at an average price of US$1.35 for gross proceeds of $1.14 million before deducting directly attributable costs of $0.02 million.)

Fiscal 2025

During the year ended August 31, 2025, 8,941,494 shares were sold through the 2025 ATM at an average price of US$1.47 for gross proceeds of $13.18 million before deducting directly attributable costs of $0.33 million.  During the year ended August 31, 2025, the Company incurred $1.33 million in share issuance costs related directly and indirectly to the filing of the 2024 Shelf Prospectus, Supplement, 2024 EDA and 2025 ATM sales.

9

PLATINUM GROUP METALS LTD.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended February 28, 2026
(in thousands of United States Dollars unless otherwise specified except share and per share data)

On May 29, 2025, the Company closed a non-brokered private placement with Deepkloof Limited ("Deepkloof"), a subsidiary of existing major shareholder Hosken Consolidated Investments Limited ("HCI") for 800,000 common shares at a price of US$1.26 each for gross proceeds of $1.0 million returning HCI's ownership in the Company to approximately 26% at closing.

(c) Incentive stock options

The Company has entered into Incentive share purchase option agreements under the terms of its shareholder approved share compensation plan with directors, officers, consultants and employees.  Under the terms of the share purchase option agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant.  Options of the Company are subject to vesting provisions.  All exercise prices are denominated in CAD.

The following tables summarize the Company's outstanding share purchase options:

	Number of Share Options	Average Exercise Price in CAD
Options outstanding at August 31, 2024	3,799,618	$2.21
Granted	467,520	$1.93
Exercised	(622,618)	$1.81
Options outstanding at August 31, 2025	3,644,520	$2.21
Granted	504,255	$3.68
Cancelled	(26,555)	$2.70
Exercised	(974,790)	$2.19
Options outstanding at February 28, 2026	3,147,430	$2.42

In fiscal 2026, the weighted average share price when options were exercised was $4.11 CAD.

Number Outstanding at February 28, 2026	Number Exercisable at February 28, 2026	Exercise Price in CAD	Average Remaining Contractual Life (Years)
99,000	99,000	$3.90	0.44
491,400	-	$3.68	4.59
42,000	42,000	$3.40	0.56
21,000	21,000	$2.52	1.00
909,000	909,000	$2.37	1.59
408,000	408,000	$2.32	0.79
200,000	50,000	$2.28	2.28
444,930	141,650	$1.93	3.59
532,100	340,750	$1.52	2.59
3,147,430	2,011,400		2.39

During the six-month period ended February 28, 2026, the Company granted 504,225 share purchase options, which will vest in three tranches on the first, second and third anniversary of the grant.

During the year ended August 31, 2025, the Company granted 467,520 share purchase options, which will vest in three tranches on the first, second and third anniversary of the grant.

During the six-month period ended February 28, 2026, the Company recorded $288 of stock compensation costs (February 28, 2025 - $305) related to share purchase options, of which $278 was expensed (February 28, 2025 - $295) and $10 was capitalized to mineral properties (February 28, 2025 - $11).

The Company used the Black-Scholes model to determine the grant date fair value of share purchase options granted.  The following assumptions were used in valuing share purchase options granted during the period ended February 28, 2026 and the year ended August 31, 2025:

10

PLATINUM GROUP METALS LTD.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended February 28, 2026
(in thousands of United States Dollars unless otherwise specified except share and per share data)

Period ended	February 28, 2026	August 31, 2025
Risk-free interest rate	2.67%	2.72%
Expected life of options	3.5 years	4.1 years
Annualized volatility[1]	73%	77%
Forfeiture rate	0.5%	0.4%
Dividend rate	0.0%	0.0%
[1]The Company uses its historical volatility as the basis for the expected volatility assumption in the Black Scholes option pricing model.

(d) Deferred Share Units

The Company has established a deferred share unit ("DSU") plan for non-executive directors.  Each director may elect to have all or a portion of their fees settled by way of DSUs at prevailing market share prices.  Each DSU has the same value as one common share of the Company.  DSUs must be retained until a director leaves the board, at which time the departing director's DSUs are redeemed.  Management has the ability to defer payment of redeemed DSU's for greater than one year and can redeem the DSUs in cash or common shares.

During the six-month period ended February 28, 2026, director fees of $95 (February 28, 2025 - $93) were settled by the issuance of DSUs.  An expense of $1,159 (February 28, 2025 - $17 recovery) was recorded in share based compensation for the revaluation of fully vested DSUs.

At February 28, 2026 a total of 1,035,212 DSUs were issued and outstanding.

(e) Restricted Share Units

The Company has established a shareholder approved restricted share unit ("RSU") plan for officers and certain employees of the Company.  Each RSU represents the right to receive one common share of the Company following the attainment of vesting criteria determined at the time of the award.  RSUs vest over a three-year period.

During the six-month period ended February 28, 2026, a stock compensation cost of $292 was recorded (February 28, 2025 - $185) of which $273 was expensed (February 28, 2025 - $174) and $19 was capitalized (February 28, 2025 - $12).  During the six-month period ended February 28, 2026 the Company issued 341,320 RSUs which vest evenly on the first, second and third anniversary of issuance.  At February 28, 2026, 583,835 RSUs were issued and outstanding, with Nil of the outstanding RSU's being vested.

7. RELATED PARTY TRANSACTIONS

All amounts receivable and amounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.  Transactions with related parties are as follows:

(a) During the six-month period ended February 28, 2026, $173 (February 28, 2025 - $170) was paid or accrued to independent directors for directors' fees and services.

(b) During the six-month period ended February 28, 2026, the Company paid or accrued payments of $26 (February 28, 2025 - $26) from West Vault Mining Inc., for accounting and administrative services.  The Company and West Vault Mining have one officer and director in common (Frank Hallam).

(c) In May 2018, Deepkloof made a strategic investment in the Company by way of participation in a public offering and a private placement.  Through the terms of the May 2018 private placement, HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest.  HCI has exercised its right to nominate one person to the board of directors. As of February 28, 2026, HCI's ownership of the Company was reported at 27,767,994 common shares, representing approximately a 21.89% interest in the Company.  In May 2025, HCI subscribed to a private placement for 800,000 common shares at US$1.26 per share for gross proceeds to the Company of $1.0 million, (see Share Capital (Note 6) for further details).

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PLATINUM GROUP METALS LTD.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended February 28, 2026
(in thousands of United States Dollars unless otherwise specified except share and per share data)

8. CONTINGENCIES AND COMMITMENTS

The Company's remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $0.3 million to February 2029.

From period end the Company's aggregate commitments are as follows:

Payments Due by Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$94	$195	$-	$-	$289
Environmental Bonds	68	203	136	-	407
Waterberg Projects	168	-	-	-	168
Totals	$330	$398	$136	$-	$864

9. SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Period ended	February 28, 2026	February 28, 2025

Amounts receivable, prepaid expenses and other assets	$19	$106
Accounts payable and other liabilities	49	238
	$68	$344

At February 28, 2026 $165 of accounts payable was capitalized to the Waterberg Project (February 28, 2025 $135).

10. SEGMENTED REPORTING

The Company operates in one segment being the development of the Waterberg Project in South Africa.  The Company operates in two geographical areas being Canada and South Africa.  The Company's main asset, the Waterberg Project is located in the Republic of South Africa.

At February 28, 2026	Non Current Assets

Canada	$3,470
South Africa	52,900
$56,370

At August 31, 2025	Non Current Assets

Canada	$3,302
South Africa	46,742
$50,044

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